EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,
	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
Earnings from operations	$108,262	$127,619	$130,070	$139,295	$140,920
Add:
Interest expense	186,832	190,005	88,081	107,231	94,471

Earnings as adjusted	$295,094	$317,624	$218,151	$246,526	$235,391

Fixed charges:
Interest expense	$186,832	$190,005	$88,081	$107,231	$94,471
Capitalized interest	26,854	32,377	31,600	37,079	41,099

Total fixed charges	$213,686	$222,382	$119,681	$144,310	$135,570

Ratio of earnings to fixed charges	1.4	1.4	1.8	1.7	1.7

(1)	Net earnings from discontinued operations have been reclassified for all years presented.

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